

August 2, 2010

Brian L. Klemsz
Chief Executive Officer
Westmountain Distressed Debt, Inc.
123 North College Ave, Suite 200,
Fort Collins, Colorado 80524

> **Re:** **Westmountain Distressed Debt, Inc.**
> **Form 8-K/A, Item 4.01**
> **Filed August 2, 2010**
> **File No. 000-53031**

Dear Mr. Klemsz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Yolanda Crittendon
Staff Accountant